SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 10, 2002

Fording Inc.
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE
Calgary, Alberta Canada T2G 0R4
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______ Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

Exhibit Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING INC.

Date: July 8, 2002

By: ______________________

Name: James Frederick Jones

Title: Corporate Secretary

2

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

News Release | Fording

Fording Inc. Suite 1000, 205 Ninth Avenue S.E.
Calgary, Alberta T2G 0R4

FORDING INC. ANNOUNCES HIGHER COAL PRICES FOR 2002

Calgary, July 2 – Fording Inc. (TSE/NYSE: FDG) announced today that substantial progress has been made in annual price and volume negotiations with its export-coal customers for the 2002 coal year.

Sufficient settlements have been achieved in all markets to indicate that the Company's average price for coal sales in the 2002 calendar year will be approximately 10 percent higher than the average price realized last year. Hard-coking coal prices have increased reflecting good market conditions for this product. Partially offsetting the benefits of the hard-coking coal settlements are the prices for thermal, pulverized injection and semi-soft coals which are down at least five percent from last year. The Company's realized Canadian dollar average price for 2002 is anticipated to rise by a similar percentage to approximately CDN$64 per tonne given Fording's current foreign currency hedge position and assuming a Canadian/US dollar exchange rate of US$0.65 for the balance of the year.

"While an average price increase of about US$4 will make a significant contribution to Fording's financial results for 2002, our sales tonnage performance in the first half of the year has been below expectations," said Jim Gardiner, President and Chief Executive Officer. "This year's negotiations, particularly in Japan, have been unusually protracted, in part due to the difficult circumstances experienced by the world's steel industry. Recently, both steel prices and production have been improving and solid fundamentals in hard-coking coal markets will give us the opportunity to increase our sales volumes and customer uptake going forward."

Export-coal sales for the second quarter are similar to the 3.2 million tonnes recorded in the first quarter. As a result, Fording is reducing its estimated calendar year 2002 sales target by five percent to 15 million tonnes, a level that would match the sales performance reached in 2001. Actual sales volumes could vary up to five percent around this estimate due to ongoing negotiations, the nature of the coal markets, and the normal variability of vessel timing. Production from the Mountain Operations will be managed over the next several quarters to adjust to the lower sales estimate.

Fording is Canada's largest and lowest-cost producer of export metallurgical coal. Its three mines in southeastern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company's two Alberta mining operations supply thermal coal to electric utilities. Fording is also the world's largest producer of the industrial mineral wollastonite.

For further information contact:

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
Email: mark_gow@fording.ca

News Release | Fording

Fording Inc. Suite 1000, 205 Ninth Avenue S.E.
Calgary, Alberta T2G 0R4

FORDING PROVIDES UPDATE ON BROOKS POWER PROJECT

Calgary, July 4 – Fording Inc. (TSE/NYSE: FDG), has been advised by ENMAX Energy Corporation that it has withdrawn its option to participate in the development of the Brooks Power Project. After completing its own evaluation on how the project fit its strategic business plans, ENMAX, a wholly owned subsidiary of the City of Calgary, has decided to withdraw from the project based on current market conditions and impacts of regulatory uncertainty.

A partner in the evaluation of the project since December 2000, ENMAX had an option to participate in ownership of the power plant and to provide an off-take agreement for the power produced.

Having completed the required technical and environmental studies, Fording is moving the project through the permitting stage and has filed its technical and environmental applications with the government regulatory agencies.

"The regulatory uncertainties are challenging, particularly issues such as Kyoto and the proposed revisions to federal emissions control requirements," says Don Shyluk, Vice President, Projects and Development. "By year-end we expect to have a better understanding of how these regulations and the resolution on Alberta's transmission congestion issues will affect the project economics."

After the applications are reviewed it is anticipated that the Alberta Energy and Utilities Board will hold public hearings. During the intervening period, Fording will continue to evaluate the project's feasibility based on ongoing clarification of proposed regulatory changes and other matters. A decision by the regulatory agencies on the applications is expected late this year.

"If approval is granted and the regulatory uncertainties are resolved favourably, we will incorporate this into our feasibility assessment. If the feasibility analysis is positive, we will consider seeking a partner with an off-take agreement in order to advance the project," says Mr. Shyluk.

The Brooks Power Project is located near Brooks, Alberta, about 180 kilometres southeast of Calgary. The project consists of a two-unit, 1,000-megawatt power plant utilizing advanced supercritical technology, located adjacent to a new mine to be constructed on Fording's reserves of low-sulphur coal. The Brooks Power Project would provide benefits to Albertans as it is strategically located to help supply the electricity needs of southern Alberta. The project would also help defer costly upgrades to the north-south transmission system, improve system reliability and reduce long-distance transmission losses from the Alberta Interconnected System.

Fording is Canada's largest and lowest-cost producer of export metallurgical coal. Its three mines in southeastern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company's two Alberta mining operations supply thermal coal to electric utilities. Fording is also the world's largest producer of the industrial mineral wollastonite.

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For further information contact:

Mark Gow
Director, Investor Relations
(403) 260-9834
Email: mark_gow@fording.ca

Don Shyluk
Vice President, Projects and Development
(403) 260-9800